191 Peachtree Street Suite 3300 Atlanta, GA 30303

September 24, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Post Effective Amendment No. 16 to the Registration Statement on Form N-1A filed June 28, 2010 and Post Effective Amendment No. 20 to the Registration Statement on Form N-1A filed September 3, 2010 for The Vilas Fund (the “Amendments”).  The Vilas Fund (the “Fund”) is a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the Trust’s responses to the oral comments of Mr. Kevin Rupert, Examiner, Division of Investment Management, provided in a telephone conversation on September 2, 2010, regarding the Amendments.  Per Mr. Rupert’s request, his comments and the Trust’s responses to the comments are provided below.

1.           Comment: You requested that the Fund delete “for the Fund” from the headings in the fee table in the Summary Prospectus.

Response:  The Fund has made the change requested.

2.           Comment: You requested that the Fund delete all footnotes to the fee table in the Summary Prospectus except: (1) the footnote regarding the expenses being estimated You requested that the information provided in the footnotes be provided elsewhere in the Prospectus and that redemption fee information be added as a parenthetical in the table.  You also requested that the numbers underlined be modified to reflect the standard presentation.

Response: The Fund has made the changes requested.  Below is the revised Fee Table for the Fund reflecting the changes requested:

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

Shareholder Fees

(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Redemption Fee (as a % of amount redeemed; charged upon any redemption of shares within 14 days of the issuance of such shares)	2.00%
Exchange Fee	None
Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses1	0.45%
Total Annual Fund Operating Expenses	1.95%

1.  Since the Fund is newly organized, Other Expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million and are limited to a consolidated fee paid to the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets.

3.           Comment: You requested that the Fund use bullet points instead of numbers in the list in the expense example in the Summary Prospectus.

Response:  The Fund has made the change requested.

4.           Comment: You requested that the Fund confirm the numbers provided in the expense example in the Summary Prospectus.

Response:  The Fund has confirmed the numbers provided in the expense example.

5.           Comment: You requested that the Fund move the definition of the “Advisor” from the beginning of the section “Principal Investment Strategies” to the first sentence of the first full paragraph in such section of the Summary Prospectus.

Response:  The Fund has made the change requested.

6.           Comment: You requested that the Fund add risks related micro-cap securities to the section “Principal Risks of Investing in the Fund” in the Summary Prospectus if it intends to invest in such securities as a part of its principal investment strategy.

Response:  The Fund will not invest in micro-cap securities as a part of its principal investment strategy; therefore, the risk factor has not been added.

7.           Comment: You requested that each Fund remove any risk factors provided in the section “Principal Risks of Investing in the Fund” related to investment strategies that will not be principal investment strategies in the current fiscal year or to add the securities referenced in the risk factor to the section “Principal Investment Strategies”.

Response:  The Fund has made the changes requested.

8.           Comment: You requested that the Fund add a statement that loss of money is a principal risk of investing in the fund to the introduction to the section “Principal Risks of Investing in the Fund” in the Summary Prospectus.

Response:  The Fund has made the change requested.

9.           Comment: You requested that the Fund change the phrase “may own fewer securities than diversified mutual funds” to “will own fewer securities than diversified mutual funds” in the second sentence in the section “Principal Risks of Investing in the Fund – Non-Diversified Fund Risk” in the Summary Prospectus.  You also requested that the Fund add a statement that non-diversified funds may have a more volatile NAV per share than diversified funds.

Response:  The Fund has made the changes requested.

10.           Comment: You requested that the Fund remove the second to last sentence in the section “Principal Risks of Investing in the Fund – Portfolio Turnover Risk” in the Summary Prospectus.

Response:  The Fund has made the change requested.

11.           Comment: You requested that each Fund add “and will cause shareholders to incur expenses of liquidation” to the last sentence in the section “Principal Risks of Investing in the Fund – New Fund Risk” in the Summary Prospectus.

Response:  The Funds have made the change requested.

12.           Comment: You requested that the Fund add “Currency gains and losses could occur regardless of the performance of the underlying investment” to the section “Principal Risks of Investing in the Fund – Currency Risk” in the Summary Prospectus.

Response:  The currency risk factor was removed from the Prospectus of the Fund pursuant to comment 7 above.

13.           Comment: You requested that the Fund remove the section “Investment Policies and Risks” in the statutory Prospectus because it repeats what is already in the Summary Prospectus.

Response: The Fund has made the change requested.

14.           Comment: You requested that each Fund change the heading of the section “Other Investment Policies and Risks” to “Other Non-Principal Investment Policies and Risks” in the statutory Prospectus.

Response:  The Fund has made the changes requested.

15.           Comment: You requested that the Fund modify the last sentence of the section “Other Non-Principal Investment Policies and Risks – Changes to Investment Objective and Strategy” to include  a statement that sixty days’ written notice to shareholders is required to make changes to a Fund’s investment objective.

Response:  The Fund has made the change requested.

16.           Comment: You requested that a statement be added to the section “Management and Other Service Providers – Administrator” in the SAI that all service providers other than the Advisor are paid by the Administrator.

Response:  The Fund has made the change requested.

17.           Comment: You requested that the Fund explain in this response letter the mechanics of how acquired fund fees and expenses, if any, will be reimbursed to the Fund.

Response:  The administrator of the Fund will write the Fund a check in an amount equal to any Acquired Fund Fees and Expenses paid by the Fund on a monthly basis.

18.           Comment:  You requested that the Fund add the word “borrowings” to the parenthetical in the first sentence of the last paragraph in the section “Investment Limitations” in the SAI.

Response:  The Fund has made the change requested.

19.           Comment:  You requested that: (i) if short selling securities is a principal investment strategy, explain why dividends on short sales were not included in the fee table in the Summary Prospectus, or (ii) if short selling securities is not a principal investment strategy, delete the reference to short selling in the section “Principal Investment Strategies” and its corresponding risk factor.

Response:  Short selling securities is a principal investment strategy of the Fund; however, the Fund will only be shorting securities without dividends, so dividends were not included in the fee table in the Summary Prospectus.

20.           Comment: You requested that the Fund delete the phrase “not limited to” from its description of investing in derivatives in romanette three in the third paragraph in the section “Principal Investment Strategies” in the Summary Prospectus and that the Fund list all types of derivatives in which it will invest.

Response:  The Funds have made the changes requested.

22.           Comment: You requested that the Fund modify the language in the section “Financial Intermediary Compensation” in the Summary Prospectus to reflect the fact that the Fund does not compensate financial intermediaries because it does not have a sales load or 12b-1 fee.

Response:  The Fund has modified the section to read as follows: “The Fund will not pay broker-dealers or other financial intermediaries (such as a banks) for the sale of Fund shares and related services.”

23.           Comment: You noted that the time period for the application of the redemption fee stated in the section “Frequent Purchases and Redemptions” in the statutory Prospectus is inconsistent with the fee table.

Response:  The Fund has corrected this typo.

24.           Comment: You noted that the portfolio turnover rate stated in the section “Other Investment Policies – Portfolio Turnover” in the SAI is inconsistent with the information provided in the Prospectus.

Response:  The Fund has corrected this typo.

25.           Comment: You requested that the Fund provide information regarding the registration status of the investment advisor in this response letter.

Response:  Vilas Capital Management, LLC is in the process of registering with the SEC.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 736-3641 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com